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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47688

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meadowbrook Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 West Big Beaver Rd. Suite 790
(No. and Street)

Troy,	Michigan	48084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Garavaglia (248) 273-9034
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Groen, Kluka & Company, P.C.
(Name – *if individual, state last, first, middle name*)

888 West Big Beaver Rd. Suite 790	Troy,	Michigan	48084
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Garavaglia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meadowbrook Securities, Inc., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

LAURA CURRAN
Notary Public, Oakland County, MI
My Commission Expires 12/20/2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEADOWBROOK SECURITIES, INC.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

June 30, 2002

TABLE OF CONTENTS

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000. Facsimile (248) 362-0999
Website: http://www.gkcopc.com

Members of CPA Associates International
With over 230 member offices worldwide

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Meadowbrook Securities, Inc.

We have audited the accompanying balance sheet of Meadowbrook Securities, Inc. as of June 30, 2002, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meadowbrook Securities, Inc. at June 30, 2002, and the results of its operations and its cash flow for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Groen, Kluka & Company, P.C.

August 21, 2002

MEADOWBROOK SECURITIES, INC.

BALANCE SHEET

June 30, 2002

ASSETS

ASSETS	
Cash	$ 21,326
Cash deposits with with clearing organizations	-
Accounts receivable	15,000
Deposits and other	4,324
	$ 40,650

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable - clearing organizations	$ -
Accrued expenses	-
Income taxes payable (Note B)	-
	-
STOCKHOLDERS' EQUITY (Note C)	
Common stock - authorized, 1,000 shares; issued and outstanding, 107 shares	107
Additional paid-in capital	237,408
Retained earnings	(196,865)
	40,650
	$ 40,650

The accompanying notes are an integral part of this statement.

MEADOWBROOK SECURITIES, INC.

STATEMENT OF OPERATIONS

For the year ended June 30, 2002

Revenues	
Commissions and fees	$50,019
Interest	136
Trading revenue	-
	50,155
Expenses	
Salaries, wages and benefits	-
Commissions and brokerage	-
Occupancy and equipment	850
Interest	-
Professional services	1,890
Advertising and business promotion	-
Office supplies and expenses	103
Other operating expenses	18,338
	21,181
Income before income taxes	28,974
Income tax expense (Note B)	-
Net income	$28,974

The accompanying notes are an integral part of this statement.

MEADOWBROOK SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For the year ended June 30, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at June 30, 2001	$ 107	$237,408	$(225,839)
Net income for year	-	-	28,974
Balance at June 30, 2002	$ 107	$237,408	$(196,865)

The accompanying notes are an integral part of this statement.

MEADOWBROOK SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the year ended June 30, 2002

Cash flows from operating activities		
Net income		$ 28,974
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in deposits and other	$ (1,024)	
Decrease in accounts payable	-	
Increase in receivables	(15,000)	
Decrease in accrued liabilities	(3,000)	
Decrease in income taxes payable	-	(19,024)
Net cash provided by operating activities		9,950
Cash flows provided by financing activities		
Receipts from officers	-	
Decrease in deposits with clearing organization	-	-
Net increase in cash		9,950
Cash at beginning of year		11,376
Cash at June 30, 2002		$ 21,326
Cash paid during the year for interest		$ -

The accompanying notes are an integral part of this statement.

MEADOWBROOK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

June 30, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

1. General

The Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act. The company is a wholly-owned subsidiary of Meadowbrook Holdings, Inc.(Parent).

The client base of the Company is retail and institutional accounts located primarily in southeast Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

2. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets, five years, using accelerated depreciation methods.

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - INCOME TAXES

The company files a consolidated federal income tax return with its' parent. The company's effective tax rate differs from the expected tax rate due to utilization of net operating loss carryforwards.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At June 30, 2002, the Company had net capital of $21,326, which was $16,326 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0 to 1.

SUPPLEMENTAL INFORMATION

GK
&Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants

888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000. Facsimile (248) 362-0999
Website: http://www.gkcopc.com

Members of CPA Associates International
With over 230 member offices worldwide

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTAL INFORMATION

Board of Directors
Meadowbrook Securities, Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole of Meadowbrook Securities, Inc., for the year ended June 30, 2002, which are presented in the preceding section of this report. The supplemental information presented hereinafter is for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Groen, Kluka & Company, P.C.

August 21, 2002

MEADOWBROOK SECURITIES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2002

NET CAPITAL		
Total stockholders' equity (qualifying).....		$40,650
Non-allowable assets		
Deposits and receivables	$16,024	
Non-allowable investments	3,300	19,324
Net capital		21,326
Net capital requirement		5,000
Excess net capital		$16,326
AGGREGATE INDEBTEDNESS		
Total liabilities		$ -
Net capital per above		$21,326
Ratio of aggregate indebtedness to net capital		-
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II Focus report		$21,326
Non-allowable assets erroneously reported as allowable		-
Other - adjustment for state taxes		-
Net capital per above		$21,326